Exhibit 99.3

NICE Awards Leading EMEA Businesses for their Stand-Out
Contributions to Customer Service

 EMEA Customer Excellence Awards winners share their success stories at NICE Interactions
London 2017

London, June 8, 2017 – NICE (Nasdaq:NICE) today announced the winners of the 2017 EMEA Customer Excellence Awards, marking the first time that NICE has hosted such an awards program in the region. Recipients were recognized for their innovation and leadership in the customer service space, and represent a range of verticals. The awards ceremony took place this week at the Interactions London event.

Winners were selected in the following four categories:

Employee Engagement Excellence – for leveraging NICE WFO solutions to improve engagement and empowerment amongst the workforce

•	EE (Everything Everywhere) received this accolade for its excellence in transparency, retention and motivation strategies.
Business Impact Excellence – which celebrates customers using NICE’s solutions or services to drive measurable improvements supporting their business goals.

•	Akinika Debt Recovery Limited was awarded for developing and implementing a unique Jigsaw assurance framework simultaneously with the launch of Nexidia Analytics for customer call quality excellence.
Customer Experience Excellence – for significantly improving customer experience by implementing the NICE solutions to analyze omnichannel customer interactions in real time and take informed action.

•
JD Williams (N. Brown Group) took the award for linking together data from different tools and resources in order to gain holistic insights, changing the culture to one of shared accountability and transparency

Analytics Excellence – which recognizes customers that have successfully leveraged analytics and achieved high user adoption rates and tangible business results

•
YapıKredi was recognized as the winning organization due to its dedicated analytics team that led the step-by-step roll-out of NICE Analytics across the whole contact center organization. This project was closely supported by parter 3-D Technologies

John O’Hara, president, NICE EMEA:
“Congratulations to the 2017 EMEA Customer Excellence Award winners. This is the first year that we’ve run the program, and we were very impressed by each of the applications we received. The winners represent today’s innovators and leaders in the customer service industry, and are setting a shining example of how NICE’s solutions can be used to drive measurable business results. Beyond receiving these accolades, we’re happy that these organizations were able to share their expertise and best practices with attendees at this week’s Interactions event.”
About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972 9 775 3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.